SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For June 05, 2006

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
Rui de Britto Álvares Affonso
Chief Financial Officer and Investor Relations Officer
Mario Azevedo de Arruda Sampaio
Head of Capital Market and Investor Relations
Phone: (5511) 3388-8664 / Fax: (5511) 3388-8669
e-mail: maasampaio@sabesp.com.br

SABESP announces its first quarter 2006 results

São Paulo, May 15, 2006 - SABESP – Cia. de Saneamento Básico do Estado de São Paulo – (NYSE: SBS; Bovespa: SBSP3), the largest water and sewage utility company in the Americas and the third largest in the world, according to its number of customers, announces today its results for the first quarter 2006 (1Q06). The Company’s operating and financial information, except when indicated otherwise, is shown in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the first quarter of 2005.

Highlights
         • EBITDA margin recovery
•Increase in billed water and sewage volume	SBSP3: R$ 205.00/thousand shares SBS: US$ 23.63 (ADR=250 shares) Total shares: 28,480 million Market Values: R$ 5,383 million Closing Price:05/15//2006

First Quarter 2006 Results
May 15, 2006

Main Financial Highlights

1. 16.4% gross revenue increase and 24.3% EBITDA increase

	1Q05	1Q06	Change	%

(+) Gross Operating Revenue	1,252.0	1,456.8	204.8	16.4

(-) COFINS and PASEP	93.3	112.2	18.9	20.3

(+) Net Operating Revenue	1,158.7	1.344.6	185.9	16.0

(-) Costs and Expenses	744.9	795.9	51.0	6.8

(=) Earnings before financial expenses (EBIT*)	413.8	548.7	134.9	32.6

(+) Depreciation and Amortization	145.5	146.7	1.2	0.8

(=) EBITDA**	559.3	695.4	136.1	24.3

EBITDA Margin	48.3	51.7

Net income	151.4	327.9	176.5	116.6

Earnings per 1,000 shares in R$	5.32	11.51

(*)	Earnings before interest and taxes
(**)	Earnings before interest, taxes, depreciation and amortization

In 1Q06, Sabesp’s gross operating revenue totaled R$ 1,456.8 million and the EBITDA totaled R$ 695.4 million. The 16.4% increase in gross operating revenue was mostly due to the following factors:

  4.6% increase in billed water and sewage volume;
  Tariff readjustment of 9% as of August, 2005;
  The migration of customers to higher tariff brackets also contributed to this result.

Net operating revenue for the period totaled R$ 1.3 billion, a R$ 185.9 million increase in comparison to the same period of 2005. EBIT recorded a substantial growth of 32.6% due to the lower increase in costs and

First Quarter 2006 Results
May 15, 2006

expenses in comparison to the gross operating revenue. EBITDA grew from R$ 559.3 million in 1Q05, to R$ 695.4 million in 1Q06, and EBITDA margin grew from 48.3% to 51.7% .

The R$ 327.9 million net income was R$ 176.5 million higher than recorded in the same period of 2005, resulting mainly from the increase in sales and the appreciation of the Real in the period.

2. Billed volume

The following tables show billed water and sewage volume per customer category and region in 1Q05 and 1Q06.

VOLUME OF WATER AND SEWAGE BILLED** PER CUSTOMER CATEGORY – million m3

	Water		%	Sewage		%	Water + Sewage		%
	1Q05	1Q06	Chg.	1Q05	1Q06	Chg.	1Q05	1Q06	Chg.

Residential	318.1	333.0	4.7	247.2	259.6	5.0	565.3	592.6	4.8
Commercial	35.5	37.0	4.2	32.0	33.5	4.7	67.5	70.5	4.4
Industrial	8.0	8.6	7.5	7.7	8.1	5.2	15.7	16.7	6.4
Public	10.6	10.9	2.8	8.3	8.7	4.8	18.9	19.6	3.7

Total Retail	372.2	389.5	4.6	295.2	309.9	5.0	667.4	699.4	4.8

Wholesale	63.6	65.1	2.4				63.6	65.1	2.4

Total	435.8	454.6	4.3	295.2	309.9	5.0	731.0	764.5	4.6

VOLUME OF WATER AND SEWAGE BILLED** PER REGION – million m3

	Water			Sewage			Water + Sewage

Per Region	1Q05	1Q06	% Chg.	1Q05	1Q06	% Chg.	1Q05	1Q06	% Chg.

Metropolitan	243.6	256.9	5.5	197.2	208.4	5.7	440.8	465.3	5.6
Regional Systems*	128.6	132.7	3.2	98.0	101.4	3.5	226.6	234.1	3.3

Total Retail	372.2	389.6	4.7	295.2	309.8	4.9	667.4	699.4	4.8

Wholesale	63.6	65.1	2.4				63.6	65.1	2.4

Total	435.8	454.7	4.3	295.2	309.8	4.9	731.0	764.5	4.6

*	Non-metropolitan and coastal regions.
**	Figures not reviewed by the independent auditors.

First Quarter 2006 Results
May 15, 2006

3. Costs, administrative and selling expenses

In 1Q06, product and service costs, administrative and selling expenses, increased by R$ 51.0 million or 6.8% .

				(R$ million)

	1Q05	1Q06	Chg.	%

Salaries and payroll	254.1	277.9	23.8	9.4
General supplies	24.2	28.2	4.0	16.5
Treatment supplies	31.0	32.5	1.5	4.8
Third-party services	101.6	107.3	5.7	5.6
Electric power	98.0	105.3	7.3	7.4
General expenses	38.2	21.9	(16.3)	(42.7)
Depreciation and amortization	145.5	146.7	1.2	0.8
Credit write-offs	45.9	68.2	22.3	48.6
Tax expenses	6.4	7.9	1.5	23.4

Costs, administrative and selling expenses	744.9	795.9	51.0	6.8

3.1. Salaries and payroll

The Company expanded its services in 1Q06 and productivity per employee rose 4.3% . The number of connections per employee grew from 632 in 1Q05 to 659 in 1Q06.

Salary and payroll expenses moved up by R$ 23.8 million, or 9.4%, due to the following factors:

  A 7.9% wage increase (IPC-FIPE index) as of May/05 and a 2% rise in the Performance Evaluation as of June/05;
  During the period head count reduced 1.7% from 17,669 employees in March, 2005 to 17,364 employees in March, 2006.
3.2. General supplies

In 1Q06, the figure moved up R$ 4.0 million, or 16.5%, primarily due to the following changes:

  R$ 1.2 million, with vehicle fuel and lubricants, or 23.8%, mainly due to price readjustments;
  R$ 0.8 million with network maintenance;
  R$ 0.5 million with residential connections maintenances;
3.3. Treatment supplies

The R$1.5 million increase, or 4.8%, was due to a greater volume of water treatment.

3.4. Third-party services

In 1Q06 third-party services showed an increase of R$ 5.7 million, or 5.6%, going from R$ 101.6 million to R$ 107.3 million. The main highlights were:

  Increase in residential connection maintenance in the amount of R$ 2.2 million with water distribution and sewage collection systems in the São Paulo Metropolitan Region;
  R$ 1.5 million increase with systems maintenance in the São Paulo Metropolitan Region and R$ 1.5 million in Handset meter-reading and invoicing.

First Quarter 2006 Results
May 15, 2006

3.5. Electric power

In 1Q06, showed a R$7.3 million increase, or 7.4%, in comparison to 1Q05, from R$ 98.0 million to R$ 105.3 million, as described bellow:

  1.15% increase in energy consumption, due to the increase of the produced volume;
  9.9% decrease of the captive market expenses. Although a 10.4% weighted average tariff increase in this market, costs reduced once 19.6% of the consumed energy in this segment migrated to free market.
  Due to the migration from the captive market to the free market, there was a 48.1% increase in the free market consumption that, together with the 17.9% readjustment in tariffs, resulted in a 74.6% increase in these expenses;
  ECE (Emergency Capacity Charge) tariff dismissal, as from December 2005, led to a 2.2% savings with total expenses in 1Q06
  3.6. General expenses

General expenses decreased by R$ 16.3 million or 42.7%, in 1Q06 over 1Q05, from R$ 38.2 million to R$ 21.9 million, mainly due to:

  R$ 18.3 million decrease resulting from the lower provision needs for losses and judicial contingency (environmental and civil) in 1Q06;
  This quarter has accounted a R$ 1.6 million charge by the Brazilian Water Regulatory Agency (ANA – Agência Nacional de Águas) for the use of water resources from Capivari, Piracicaba and Jundiaí basins.
  3.7. Credit write-offs

Showed a R$ 22.3 million increase, or 4.8%, due to the increase in provision basis of the analyzed quarters, explained mainly by the 6.78% tariff readjustments in 2004, the 6.4% increase in consumption and progressive tariff increase.

3.8. Tax expenses

Tax expenses showed a R$ 1.5 million, or 22.8%, increase mainly due to CPMF (Provisional Financial Transaction Tax) payment resulting from a greater volume of financial investment.

4. Financial expenses and passive monetary variations

4.1.	Financial expenses

Financial expenses decreased by R$ 6.7 million, thanks to:

  Interest on domestic loans and financing, which increased by R$ 22.7 million, resulting from the entrance of the 7th (March / 05) and 8th (June / 05) debenture issues. This increase was offset by interest decrease on external loans and financing in the amount of R$ 26.5 million related to both the lower total debt balance in foreign currency and the Real appreciation versus US dollar;
  R$ 1.9 million increase, relating to the provision of interest and updates of new lawsuits;
  The decrease, in the amount of R$ 1.8 million, in banking fees expenses;
  R$ 2.5 million decrease regarding expenses charge on taxes, occurred in 2005 and non-recurring in 2006.
4.2. Passive monetary variation

Passive monetary variation recorded a R$ 80.2 million gain, specially resulting from the 7.2% appreciation of the Real versus the US dollar in 1Q06 in comparison to the 0.4% depreciation occurred in 1Q05 and from a lower total debt balance in foreign currency.

First Quarter 2006 Results
May 15, 2006

5. Non Operating Results

Presented a R$ 1.1 million, or 220.0%, growth being the main cause gains from the sale of land in the amount of R$ 1.0 million.

6. Financial Revenue

Presented a R$ 7.1 million, or 46.1%, growth, due to financial investments yield.

7. Operational indicators

The table below shows the continued improvement in the Company’s services.

Operational indicators	1Q05	1Q06	% Chg.

Water connections (1)	6,394	6,527	2.1
Sewage connections (1)	4,780	4,918	2.9
Population directly served - water (2)	22.4	22.6	0.9
Population directly served – sewage collection (2)	18.1	18.4	1.7
Number of employees	17,669	17,364	(-1.7)
Operational productivity (3)	632	659	4.3

Notes:
(1)	In 1,000 units at the end of the period
(2)	Million Inhabitants at the end of the period (does not include wholesale services)
(3)	Number of water and sewage connections per employee
(4)	Due to new projections by Fundação SEADE, the population with direct sewage collection in 1Q05 was adjusted to 18.1 million Inhabitants.

First Quarter 2006 Results
May 15, 2006

8. Loans and financing

At the beginning of April, the Company amortized the 2nd tranche of the 1st and 2nd series of the 5th Debentures Issuance in the amount of R$ 148.9 million. On April 19, 2006 in line with the Company’s debt management policy, management decided for the advanced redemption of the total outstanding balance of the 1st series of the 5th Issue, maturing in March 2007, in the amount of R$ 104.5 million.

(R$ million)

DEBT PROFILE

INSTITUTION	2006	2007	2008	2009	2010	2011	2012 and onwards	TOTAL

DOMESTIC
Banco do Brasil	142	213	231	253	275	299	774	2,187
Caixa Econômica Federal	33	48	52	54	59	64	197	504
Debentures	224	381	-	747	289	350	-	1,991
FIDC – SABESP I	14	55	56	56	56	12	-	250
BNDS	24	31	31	31	31	31	28	207
Others	2	5	5	5	5	4	-	26
Interest and charges	123	2	-	-	-	-	-	125

Domestic Total	652	735	735	1,146	715	761	999	5,293

INTERNATIONAL
World Bank	9	5	-	-	-	-	-	14
Société Génerale	3	-	-	-	-	-	-	3
IDB	73	94	67	67	67	68	515	951
Eurobonds	-	-	489	-	-	-	-	489
JBIC	-	-	-	-	-	-	4	4
Interest and charges	30	-	-	-	-	-	-	30

International Total	115	99	556	67	67	68	519	1,491

Total	677	834	931	1,213	782	829	1,518	6,784

First Quarter 2006 Results
May 15, 2006

9. Conference Calls and Webcast Details

Portuguese:	May 18, 2006
09:00 am – US EST
Phone #: (55 11) 2101-1490
Conference call code: Sabesp

English:	May 18, 2006
12:00 pm – US EST
Phone #: +1 (973) 935-8599
Conference call code: 7394149

For additional information please contact the Investor Relations Department: Mario Sampaio ((5511) 3388-8664 / maasampaio@sabesp.com.br) or Angela Beatriz Airoldi ((5511) 3388-8793 / abairoldi@sabesp.com.br)

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

First Quarter 2006 Results
May 15, 2006

Income Statement

Brazilian Corporate Law	R$ thousand

	1Q06	1Q05%

Sales/Services Gross Revenues	1,456,757	1,252,008	16.4
Water Supply - Retail	760,485	652,077	16.6
Water Supply - Wholesale	64,135	57,730	11.1
Sewage Collection and Treatment	609,116	521,632	16.8
Other Services	23,021	20,569	11.9

Gross Revenue Deductions (Cofins/Pasep)	(112,163)	(93,339)	20.2

Net Sales	1,344,594	1,158,669	16.0

Cost of Goods and/or Services Sold	(599,465)	(557,305)	7.6

Gross Profit	745,129	601,364	23.9

Selling Expenses	(135,743)	(113,011)	20.1
General & Administrative Expenses	(60,728)	(74,564)	(18.6)
Net Interest Income (Expense)	(90,744)	(182,979)	(50.4)

Operating Result	457,914	230,810	98.4

Non Operating Expenses (Income)	603	(518)	(216.4)

Income Before Taxes	458,517	230,292	99.1

Provivision for Income Tax/Social Contribution	(116,324)	(78,589)	48.0
Provivision for Deferred Income Tax/Social Contribution	(5,497)	8,447	(165.1)

Extraordinary Item Net of IT and SC	(8,780)	(8,780)	-

Net Income	327,916	151,370	116.6

Shares Outstanding (1000 shares)	28,479,577	28,479,577	-
EPS (R$/1000 shares)	11.51	5.32	116.6

Depreciation and Amortization	(146,714)	(145,460)	0.9
EBITDA	695,372	559,249	24.3
% of net sales	51.7%	48.3%	-

First Quarter 2006 Results
May 15, 2006

Balance Sheet

Brazilian Corporate Law	R$ thousand

ASSETS	03/31/2006	03/31/2005

Cash and Cash Equivalents	644,140	452,222
Accounts Receivable, net	1,227,224	1,041,174
Accounts Receivable from Shareholders	185,701	115,722
Inventory	30,733	24,540
Taxes and contributions	12,990	30,321
Other Receivables	37,202	47,163

Total Current Assets	2,137,990	1,711,142

Accounts Receivable, net	271,220	287,717
Accounts Receivable from Shareholders	813,015	754,403
Indemnities Receivable	148,794	148,794
Judicial Deposits	33,555	16,168
Taxes and contributions	307,549	267,512
Other Receivables	47,234	28,870

Total Long-Term Assets	1,621,367	1,503,464

Investments	740	5,100
Permanent Assets	14,097,316	14,008,471
Deferred Assets	18,314	37,164

Total Permanent Assets	14,116,370	14,050,735

Total Assets	17,875,727	17,265,341

LIABILITIES	03/31/2006	03/31/2005

Suppliers and Constructors	39,011	35,899
Loans and Financing	788,547	1,532,353
Salaries and Payroll Charges	142,105	132,158
Provivion for Judicial Pendencies	27,288	30,684
Interest on Own Capital Payable	529,921	179,751
Taxes and contributions payable	116,179	111,961
Taxes and contributions	70,015	70,745
Other Payables	94,425	82,948

Total Current Liabilities	1,807,491	2,176,499

Loans and Financing	5,995,728	5,801,212
Taxes and contributions payable	250,721	268,861
Taxes and Contributions	135,752	130,971
Provision for Contingencies	593,771	491,256
Pension Fund Obligations	287,824	235,963
Other Payables	109,635	93,815

Total Long-Term Liabilities	7,373,431	7,022,078

Capital Stock	3,403,688	3,403,688
Capital Reserves	92,743	67,297
Revaluation Reserves	2,506,024	2,596,914
Profit Reserves	2,470,269	1,863,389
Retained Earnings	222,081	135,476

Shareholder's Equity	8,694,805	8,066,764

Total Liabilities and Shareholder's Equity	17,875,727	17,265,341

First Quarter 2006 Results
May 15, 2006

Cash Flow

Brazilian Corporate Law	R$ thousand

Description	Jan-mar/06	Jan-mar/05

Cash flow from operating activities
Net income for the period	327,916	151,370
Adjustments for reconciliation of net income
Deferred income tax and social contribution	3,227	(10,588)
Provisions for contingencies	15,437	31,336
Liabilities related to pension plans	14,991	17,125
Loss in the wirte-off of property, plant and equipment	1,365	884
(ganho) na venda de imobilizado	(1,007)	-
Depreciation and Amortization	146,714	145,460
Interest calculated on loans and financing payable	162,529	167,152
Foreign exchange loss on loans and financing	(69,279)	11,100
Monetary exchange loss on interest on own capital	-	715
Passive monetary exchange variation and interest	5,289	6,503
Active monetary exchange variation and interest	(4,879)	(6,397)
Provisions for bad debt	68,222	45,862

Adjusted Net Income	670,525	560,522

(Increase) decrease in assets
Clients	(74,153)	(113,041)
Accounts receivable from shareholders	(3,970)	12,813
Inventories	5,337	5,064
Other accounts receivable	(13,179)	(13,874)
Clients – long term	(33,907)	(33,857)
Accounts receivable from shareholders	(22,917)	(55,314)
Judicial deposits	(9,698)	21
Other long term receivables	(14,314)	(895)

	(166,801)	(199,083)

Increase (decrease) in liabilities
Accounts payable to suppliers and contractors	(38,770)	(15,679)
Salaries and payroll charges	24,816	24,930
Taxes and contributions	(634)	(13,138)
Other accounts payable	(25,152)	(852)
Pension plan	(3,724)	(3,338)
Other accounts payable - long term	(1,561)	1,127

	(45,025)	(6,950)

Net cash from operating activities	458,699	354,489

Cash flow from investing activities

Acquisition of property, plant and equipment	(127,289)	(101,131)
Sale of property, plant and equipment	2,188	-
Increase in Deferred Assets	(27)	(25)

Net cash used in investing activities	(125,128)	(101,156)

Cash flow from financing activities

Loans and Financing - long term
Funding	291,263	347,571
Payments	(251,481)	(251,712)

Interest on own capital payment	(9,386)	(2,527)

Net cash used in financing activities	30,396	93,332

Net increase (decrease) in cash equivalents	363,967	346,665

Cash and cash equivalents at the beginning of the period	280,173	105,557
Cash and cash equivalents at the end of the period	644,140	452,222

Change in Cash	363,967	346,665

Additional information on cash flow:
Juros e taxas pagos de empréstimos e financiamentos	140,160	157,047
Capitalization of interest and financial charges	(12,978)	8,799
Payable income tax and social contribution	120,641	52,631
Property, plant and equip. received as donations and/or paid in stocks	13,922	2,006
COFINS and PASEP taxes payable	75,221	83,901
Balancing accounts	-	(715)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: June 05, 2006

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.